TransAlta to Issue $150 Million of Preferred Shares

CALGARY, ALBERTA (Marketwire - Aug. 2, 2012)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

TransAlta Corporation (TSX:TA)(NYSE:TAC) announced today that it has agreed to issue to a syndicate of underwriters led by CIBC, RBC Capital Markets and Scotiabank for distribution to the public 6,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series E (the "Series E Shares"). The Series E Shares will be issued at a price of $25.00 per Series E Share, for aggregate gross proceeds of $150 million. Holders of the Series E Shares will be entitled to receive a cumulative quarterly fixed dividend yielding 5% annually for the initial period ending September 30, 2017. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.65%.

Holders of Series E Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Reset First Preferred Shares, Series F (the "Series F Shares"), subject to certain conditions, on September 30, 2017 and on September 30 every five years thereafter. Holders of the Series F Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 3.65%.

TransAlta Corporation has granted the underwriters an option, exercisable in whole or in part prior to closing, to purchase up to an additional 3,000,000 Series E Shares at the same offering price. The Series E Shares will be offered by way of prospectus supplement under the short form base shelf prospectus of TransAlta Corporation dated November 15, 2011. The prospectus supplement will be filed with securities regulatory authorities in all provinces of Canada.

The net proceeds of the Offering will be used to partially fund capital projects, for other general corporate purposes and to reduce short term indebtedness of the Corporation and its affiliates. The offering is expected to close on or about August 10, 2012. The preferred shares may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate our wind, hydro, geothermal, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada's largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. In particular, this news release includes forward-looking statements relating to the public offering of the Series E Shares and the expected closing thereof. These statements are based on TransAlta Corporation's belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, pricing in the market place, our inability to enter into long term contracts due to prevailing market conditions, legislative or regulatory developments, competition, global capital markets activity, changes in interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media & Investor inquiries:
Jess Nieukerk
Director, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com